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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)

                        BIG 5 SPORTING GOODS CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   08915P 10 1
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                                 (CUSIP Number)

                               DECEMBER 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

--------------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 08915P 10 1                   13G                          PAGE 2 OF 9

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Steven G. Miller

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                       (b) [ ]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

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Number of          5.   SOLE VOTING POWER  21,250
Shares
Beneficially      --------------------------------------------------------------
Owned by           6.   SHARED VOTING POWER  1,005,000
Each
Reporting         --------------------------------------------------------------
Person With        7.   SOLE DISPOSITIVE POWER  21,250

                  --------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER  1,005,000

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,026,250

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.5% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

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12.   TYPE OF REPORTING PERSON
      IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 08915P 10 1                   13G                          PAGE 3 OF 9

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                       (b) [ ]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      California

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Number of          5.   SOLE VOTING POWER  0
Shares
Beneficially      --------------------------------------------------------------
Owned by           6.   SHARED VOTING POWER  1,005,000
Each
Reporting         --------------------------------------------------------------
Person With        7.   SOLE DISPOSITIVE POWER 0

                  --------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER  1,005,000

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,005,000

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.4% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

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12.   TYPE OF REPORTING PERSON
      OO (TRUST)

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 08915P 10 1                   13G                          PAGE 4 OF 9

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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Jacquelyne G. Miller

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                       (b) [ ]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

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Number of          5.   SOLE VOTING POWER 0
Shares
Beneficially      --------------------------------------------------------------
Owned by           6.   SHARED VOTING POWER  1,005,000
Each
Reporting         --------------------------------------------------------------
Person With        7.   SOLE DISPOSITIVE POWER 0

                  --------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER  1,005,000

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,005,000

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.4% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

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12.   TYPE OF REPORTING PERSON
      IN

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                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 08915P 10 1                   13G                          PAGE 5 OF 9

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ITEM 1.

      (a)   NAME OF ISSUER:

                  Big 5 Sporting Goods Corporation

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

                  2525 East El Segundo Boulevard, El Segundo, California 90245

ITEM 2.

      (a)   NAME OF PERSON FILING:

                  Steven G. Miller, Jacquelyne G. Miller and the Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990 (the "Trust" and collectively with Mr. and Mrs. Miller, the "Reporting Persons")

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of each of the Reporting Persons is c/o Big 5 Sporting Goods Corporation, 2525 East El Segundo Boulevard, El Segundo, California 90245

      (c)   CITIZENSHIP:

                  Steven G. Miller and Jacquelyne G. Miller are each citizens of the United States. The Trust was formed under the laws of the State of California.

      (d)   TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share ("Common Stock")

      (e)   CUSIP NUMBER:

                  08915P 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO. 08915P 10 1                   13G                          PAGE 6 OF 9

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      (d)   [ ] Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).

      (e)   [ ] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

      (f)   [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

      (g)   [ ] A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      (a)   Amount beneficially owned by each Reporting Person:

                  1.    Steven G. Miller: 1,026,250

                  2.    The Trust: 1,005,000

                  3.    Jacquelyne Miller: 1,005,000

      (b) Percent of class (based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004):

                  1.    Steven G. Miller: 4.5%

                  2.    The Trust: 4.4%

                  3.    Jacquelyne Miller: 4.4%

      (c)   Number of shares as to which each Reporting Person has:

            (i)   Sole power to vote or to direct the vote:

                  1.    Steven G. Miller: 21,250

                  2.    The Trust: 0

                  3.    Jacquelyne Miller: 0

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CUSIP NO. 08915P 10 1                   13G                          PAGE 7 OF 9

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            (ii)  Shared power to vote or to direct the vote:

                  1.    Steven G. Miller: 1,005,000

                  2.    The Trust: 1,005,000

                  3.    Jacquelyne Miller: 1,005,000

            (iii) Sole power to dispose or to direct the disposition of:

                  1.    Steven G. Miller: 21,250

                  2.    The Trust: 0

                  3.    Jacquelyne Miller: 0

            (iv)  Shared power to dispose or to direct the disposition of:

                  1.    Steven G. Miller: 1,005,000

                  2.    The Trust: 1,005,000

                  3.    Jacquelyne Miller: 1,005,000

      Steven G. Miller holds options to purchase an aggregate of 21,250 shares of Common Stock that are exercisable within 60 days of the filing date of this Statement on Schedule 13G.

      The Trust holds 1,005,000 shares of Common Stock. Steven G. Miller and Jacquelyne G. Miller are co-trustees of the Trust.

      On November 21, 2003, the amended and restated stockholders agreement among Steven G. Miller, Big 5 Sporting Goods Corporation, Green Equity Investors, L.P. and Robert W. Miller, pursuant to which the Reporting Persons may have been deemed to share voting power over certain shares of Common Stock beneficially owned by Robert W. Miller and Green Equity Investors, L.P., expired pursuant to its terms. This agreement had been referenced in the Reporting Persons' initial Schedule 13G filing

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

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CUSIP NO. 08915P 10 1                   13G                          PAGE 8 OF 9

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ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATIONS

      Not applicable.

EXHIBITS

Exhibit 99.1 Agreement Regarding Joint Filing of Statements on Schedule 13G, incorporated by reference to Exhibit 99.1 to Schedule 13G filed with the Securities and Exchange Commission by Steven G. Miller on January 31, 2003.

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CUSIP NO. 08915P 10 1                   13G                          PAGE 9 OF 9

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 November 23 , 2004
                                     -------------------------------------------
                                                        Date

                                     /s/ Steven G. Miller
                                     -------------------------------------------
                                     Steven G. Miller
                                     Individually and as Trustee of the Steven
                                     G. Miller and Jacquelyne G. Miller Trust

                                                 November 23 , 2004
                                     -------------------------------------------
                                                        Date

                                     /s/ Jacquelyne G. Miller
                                     -------------------------------------------
                                     Jacquelyne G. Miller
                                     Individually and as Trustee of the Steven
                                     G. Miller and Jacquelyne G. Miller Trust

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.

(SEE 18 U.S.C. 1001)